UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.1)*

First National Community Bancorp, Inc.

(Name of Issuer)

Common Stock, Par Value $1.25 Per Share

(Title of Class of Securities)

32010M101

(CUSIP Number)

William S. Lance, 102 E. Drinker Street, Dunmore, PA 18512, (717) 346-7667

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications)

July 18, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	32010M101

1	NAMES OF REPORTING PERSONS: Louis A. DeNaples

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) x

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF (Personal Funds)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		1,204,983 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		80,632 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,204,983 shares

WITH	10	SHARED DISPOSITIVE POWER:

80, 632 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,285,615 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.09%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN (Individual)

CUSIP No.	32010M101

1	NAMES OF REPORTING PERSONS: Dominick L. DeNaples

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) x

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF (Personal Funds)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		929,320 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		158,043 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		929,320 shares

WITH	10	SHARED DISPOSITIVE POWER:

158,043 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,087,363 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.53%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN (Individual)

Item 1. Security and Issuer

This statement relates to the common stock, par value $1.25 per share (the "Common Stock"), of First National Community Bancorp, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 102 E. Drinker Street, Dunmore, Lackawanna County, Pennsylvania 18512; telephone number (717) 348-7667.

Item 2. Identity and Background

The following information is with respect to such persons:

(a) Louis A. DeNaples

(b) 400 Mill Street, Dunmore, PA 18512

(c) President; DeNaples Auto Parts, Inc., President, Keystone Landfill Inc., Vice President, Rail Realty Corp, 400 Mill Street, Dunmore, PA 18505

(d) During the last five years, such person has not been convicted in a criminal proceeding.

(e) During the last five years, such person has not been a party to a civil proceeding or administrative body and was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United States of America.

(a) Dominick L. DeNaples

(b) 400 Mill Street, Dunmore, PA 18512

(c) President, Rail Realty Corp., Vice President DeNaples Auto Parts, Inc., Vice President, Keystone Landfill, Inc., 400 Mill Street, Dunmore, PA 18505

(d) During the last five years, such person has not been convicted in a criminal proceeding.

(e) During the last five years, such person has not been a party to a civil proceeding or administrative body and was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United States of America.

Item 3. Source and Amount of Funds or Other Considerations

The source of funds used for the purpose of acquiring shares of the Issuer is Reporting Persons’ personal funds. The shares have been purchased with cash on hand and there have been no loans for this acquisition.

Item 4. Purpose of Transaction

The shares are held by such person for investment purposes. Such person has no plans or proposals that relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer of any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this Schedule 13D, Louis A. DeNaples and Dominick L. DeNaples own 2,372,978 shares of common stock of First National Community Bancorp, Inc., or approximately 18.62% of First National Community Bancorp, Inc’s outstanding shares of common stock.

(b) As of the date of this Schedule 13D, none of the persons named in Item 2 of this Schedule 13D beneficially owned any shares of First National Community Bancorp, Inc. with the exception of:

SOLE VOTING POWER:

2,134,303 shares

SHARED VOTING POWER:

238,675 shares

SOLE DISPOSITIVE POWER:

2,134,303 shares

SHARED DISPOSITIVE POWER:

238,675 shares

The following information is with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition with Louis A. DeNaples is shared:

(a) Betty Ann DeNaples

(b) RR #4, Box 4375, Elmhurst Boulevard, Moscow, PA 18444-9278

(c) Housewife

(d) During the last five years, such person has not been convicted in a criminal proceeding.

(e) During the last five years, such person has not been a party to a civil proceeding or administrative body and was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United States of America.

(a) Louis A. DeNaples, Jr.

(b) 1000 Dunham Drive, Dunmore, PA 18512

(c) Emergency Services PC, 1000 Dunham Drive, Dunmore, PA 18512

(d) During the last five years, such person has not been convicted in a criminal proceeding.

(e) During the last five years, such person has not been a party to a civil proceeding or administrative body and was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United States of America.

(a) Lisa DeNaples

(b) 44 Woodland Road, Mt. Pocono, PA 18344

(c) Mt. Airy #1, LLC, 44 Woodland Road, Mt. Pocono, PA 18344

(d) During the last five years, such person has not been convicted in a criminal proceeding.

(e) During the last five years, such person has not been a party to a civil proceeding or administrative body and was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United States of America.

(a) Nicholas DeNaples

(b) 1000 Dunham Drive, Dunmore, PA 18512

(c) N & L Transportation, 1000 Dunham Drive, Dunmore, PA 18512

(d) During the last five years, such person has not been convicted in a criminal proceeding.

(e) During the last five years, such person has not been a party to a civil proceeding or administrative body and was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United States of America.

(a) Dominica DeNaples

(b) P.O. Box 252, Dunmore, PA 18512

(c) 205 North Washington Ave., Inc., P.O. Box 252, Dunmore, PA

(d) During the last five years, such person has not been convicted in a criminal proceeding.

(e) During the last five years, such person has not been a party to a civil proceeding or administrative body and was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United States of America.

(a) Ann DeNaples

(b) P.O. Box 18840, Frontage Road, Ringoes, NJ 08551

(c) Mid Atlantic Equine Hospital, P.O. Box 18840, Frontage Road, Ringoes, NJ 08551

(d) During the last five years, such person has not been convicted in a criminal proceeding.

(e) During the last five years, such person has not been a party to a civil proceeding or administrative body and was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United States of America.

(a) Margret DeNaples

(b) P.O. Box 252, Dunmore, PA 18512

(c) 205 North Washington Ave., Inc., P.O. Box 252, Dunmore, PA 18512

(d) During the last five years, such person has not been convicted in a criminal proceeding.

(e) During the last five years, such person has not been a party to a civil proceeding or administrative body and was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United States of America.

(a) Donna DeNaples Dileo

(b) P.O. Box 249, Dunmore, PA 18512

(c) Keystone Landfill, Inc., P.O. Box 249 Dunmore, PA 18512

(d) During the last five years, such person has not been convicted in a criminal proceeding.

(e) During the last five years, such person has not been a party to a civil proceeding or administrative body and was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United States of America.

(a) DeNaples Equipment Co.

(b) 400 Mill Street, Dunmore, PA 18512

(c) N/A

(d) N/A

(e) N/A

(f) United States of America.

The following information is with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition with Dominick L. DeNaples is shared:

(a) Charles DeNaples

(b) #1 Marlisa Drive-Elmhurst Boulevard, Roaring Brook Township, PA 18444

(c) Self employed

(d) During the last five years, such person has not been convicted in a criminal proceeding.

(e) During the last five years, such person has not been a party to a civil proceeding or administrative body and was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United States of America.

(a) Patrick DeNaples

(b) 400 Mill Street, Dunmore, PA 18512

(c) DeNaples Auto Parts, 400 Mill Street, Dunmore, PA 18512

(d) During the last five years, such person has not been convicted in a criminal proceeding.

(e) During the last five years, such person has not been a party to a civil proceeding or administrative body and was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United States of America.

(a) Mary Ann DeNaples

(b) 1000 October Drive, Dunmore, PA 18505

(c) Housewife

(d) During the last five years, such person has not been convicted in a criminal proceeding.

(e) During the last five years, such person has not been a party to a civil proceeding or administrative body and was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United States of America.

(a) Dominick DeNaples, Jr.

(b) P.O. Box 249, Dunmore, PA 18512

(c) Keystone Sanitary Landfill, P.O. Box 249, Dunmore, PA 18512

(d) During the last five years, such person has not been convicted in a criminal proceeding.

(e) During the last five years, such person has not been a party to a civil proceeding or administrative body and was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United States of America.

(a) Anthony DeNaples

(b) 1000 October Drive, Dunmore, PA 18505

(c) Student

(d) During the last five years, such person has not been convicted in a criminal proceeding.

(e) During the last five years, such person has not been a party to a civil proceeding or administrative body and was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United States of America.

(a) Joseph DeNaples

(b) 122 Bush Street, Dunmore, PA 18510

(c) Lackawanna County, 200 Adams Avenue, Scranton, PA

(d) During the last five years, such person has not been convicted in a criminal proceeding.

(e) During the last five years, such person has not been a party to a civil proceeding or administrative body and was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United States of America.

(a) DeNaples Equipment Co.

(b) 400 Mill Street, Dunmore, PA 18512

(c) N/A

(d) N/A

(e) N/A

(f) United States of America.

(c) None of the persons named in Item 5(a) of this Schedule 13D have purchased or disposed of any shares of common stock of First National Community Bancorp, Inc. during the 60 days preceding the date of this Schedule 13D, except as follows:

Identity of Person Who	Date of	Amount of	Price Per	How the Transaction
Effected the Transaction	Transaction	Securities	Share	Was Effected

Louis A. DeNaples	June 21, 2007	2,000	$25.60	open-market purchase
Louis A. DeNaples	July 18, 2007	13,378	$25.00	private transaction
Dominick L. DeNaples	July 18, 2007	13,377	$25.00	private transaction

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Louis A. DeNaples

	By:	/s/ Louis A. DeNaples

Dated: August 22, 2007

Dominick L. DeNaples

	By:	/s/ Dominick L. DeNaples

Dated: August 22, 2007